Heidi Schoonover Baah

4609 Normandy Rd
Fort Worth Texas 76103

Phone: 817-913-6739
Email: Heidi.baah@gmail.com

EDUCATION:

05/07 **Bachelor of Arts in Dance, Belhaven University, Jackson, MS.**

TRAINING:

08/03--05/07 **Belhaven College Dance Department, Jackson, MS**
- Ballet Training (primarily Vaganova Technique):
  Lauri Worrill-Biggs (North Carolina Dance Theatre, Atlanta Ballet)
  Laura Morton (Milwaukee Ballet)
  Ravenna Tucker (Birmingham Royal Ballet, Principal)
- Modern Dance Training:
  Amy Roark-McIntosh, M.F.A. (Limon, Horton, & Release Techniques)
  Stephen Wynne (eclectic style with emphasis on Graham Technique)
  Britta Heermann-Wynne (Graham Technique)

08/97-07/03 **Margo Dean School of Ballet, Fort Worth, TX**
- Ballet Training (various techniques):
  Webster Dean (Ballet West),
  Liuba Patterson (St. Petersburg Classic Ballet),
  Carrie Cheng (Boston Ballet)

08/97-07/03 **McTeggart School of Irish Dance, Fort Worth, TX**
- Maureen Hall, TCRG, ADCRG

WORK EXPERIENCE:

01/15-Present **Kwame Baah Shoes, Fort Worth Texas**
President of social media and logistics
- Formulating blog contents
- Creating and preparing blogs
- Creating social media content for post for customer engagement
- Manage all aspect of social media
- Assess and recommend ideal shipping methods and routing to meet cost objectives
- Schedule and track inbound and outgoing shipments
- Ensure shipments are delivered to clients in a timely manner

08/08-05/16 **Travis Academy of Fine Arts, Fort Worth, TX**
- Ballet and Pointe (Begginer/Intermdiate levels), Irish Dance (Beginner level)

01/09-05/14 **Leap of Faith School of Performing Arts, Arlington, TX**
- Ballet and Pointe (Begginer/Intermdiate/Advanced levels)

08/07-12/07 **Mississippi Metropolitan Dance Academy, Jackson, MS**
- Beginning Ballet and Tap; substitute instructor for Advanced Ballet

08/99-05/00 **Margo Dean School of Ballet, Fort Worth, TX**
- Beginning Ballet Instructor (Pre-K); substitute for Intermediate Ballet

08/99-05/03	**Sonlight Christian Enrichment Classes, Hurst, TX** **and** **Parker County Christian Home Educators Co-op, Weatherford, TX** • Ballet and Irish Dance Instructor (Pre K-12)
08/99/-05/03	**McTeggart Irish Dance School, Fort Worth, TX** • Assistant Instructor/Dance coach (K-12)